UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of May 2023

Commission File Number: 001-13464

Telecom Argentina S.A.

(Translation of registrant’s name into English)

General Hornos, No. 690, 1272

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Telecom Argentina S.A.

TABLE OF CONTENTS

Item

1	English translation of the Unaudited Condensed Consolidated Financial Statements as of March 31, 2023

Telecom Argentina S.A.

Unaudited Condensed Consolidated Financial Statements as of March 31, 2023

General Hornos 690

(127) Ciudad Autónoma de Buenos Aires

Argentina

$: Argentine peso

US$: US dollar

$209.01 = US$1 as of March 31, 2023

TELECOM ARGENTINA S.A.

UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

AS OF MARCH 31, 2023 AND 2022

TELECOM ARGENTINA S.A.

Glossary of terms

The following explanations are not technical definitions, but to assist the general reader to understand certain terms as used in these unaudited consolidated financial statements.

ADS: Telecom Argentina’s American Depositary Share, listed on the New York Stock Exchange, each representing five Class B Shares.

ADR: American Depositary Receipt

BYMA (Bolsas y Mercados Argentinos): Buenos Aires Stock Exchange.

CAPEX: Capital expenditures.

CNV (Comisión Nacional de Valores): The Argentine National Securities Commission.

Company/Telecom Argentina: Telecom Argentina S.A.

CPCECABA (Consejo Profesional de Ciencias Económicas de la Ciudad Autónoma de Buenos Aires): The Professional Council of Economic Sciences of the City of Buenos Aires.

CVH: Cablevisión Holding S.A., controlling company of Telecom since January 1, 2018.

DFI: Derivate Financial Instrument

FACPCE (Federación Argentina de Consejos Profesionales en Ciencias Económicas): Argentine Federation of Professional Councils of Economic Sciences.

Fintech: Fintech Telecom LCC, a Telecom shareholder.

fintech: Financial technology services.

Fixed assets: Includes PP&E, Intangible assets, Goodwill and Rights of use assets.

IAS: International Accounting Standards.

IASB: International Accounting Standards Board.

ICT Services (Information and Communication Technology services): Services to transport and distribute signals or data, such as voice, text, video and images, provided or requested by third-party users, through telecommunications networks.

IFRS: International Financial Reporting Standards, as issued by the International Accounting Standards Board.

INDEC (Instituto Nacional de estadísticas y censos): The National Institute of statistics and cense.

La Capital Cable/Ver TV/TSMA: Names corresponding to limited companies La Capital Cable S.A., Ver T.V. S.A. and Teledifusora San Miguel Arcángel S.A., respectively, companies that are directly or indirectly associates according to the definition of the General Corporations Law.

LAD (Ley Argentina Digital): Argentine Digital Law No. 27,078.

LGS (Ley de General de Sociedades): Argentine Corporations Law No. 19,550 as amended. Since the enforcement of the new Civil and Commercial Code its name was changed to “General Corporations Law”.

Micro Sistemas/Pem/Cable Imagen/AVC Continente Audiovisual/Inter Radios/Personal Smarthome/Personal Security/NYSSA: Names corresponding to limited companies or limited responsibility companies that are directly or indirectly controlled according to the definition of the General Corporations Law, or were controlled by the Company, directly or indirectly: Micro Sistemas S.A.U., Pem S.A.U., Cable Imagen S.R.L., AVC Continente Audiovisual S.A., Inter Radios S.A.U., Personal Smarthome S.A., Personal Smart Security S.A.U., Negocios y Servicios S.A.U.

NYSE: New York Stock Exchange.

PEN (Poder Ejecutivo Nacional): The executive branch of the Argentine government.

PP&E: Properties, plant and equipment.

RECPAM (Resultado por exposición a los cambios en el poder adquisitivo de la moneda): Inflation Adjustment Gain (Loss).

RMB: Official currency of Popular Republic of China.

RT: Technical resolutions issued by the FACPCE.

RT 26: Technical resolution No, 26 issued by the FACPCE, amended by RT29 and RT43.

Telecom: Telecom Argentina and its consolidated subsidiaries.

TELECOM ARGENTINA S.A.

Telecom USA/Núcleo/Personal Envíos/Tuves Paraguay/Televisión Dirigida/Adesol/Opalker: Names corresponding to foreign companies Telecom Argentina USA, Inc., Núcleo S.A.E, Personal Envíos S.A., Tuves Paraguay S.A., Televisión Dirigida S.A., Adesol S.A. and Opalker S.A., respectively, companies that are directly or indirectly controlled according to the definition of the General Corporations Law.

USA: United States of America

VLG: VLG S.A.U. (formerly VLG Argentina LLC), a company that is a shareholder of the Company and controlled by CVH.

In these unaudited consolidated financial statements, unless otherwise stated, $ amounts are stated in millions.

TELECOM ARGENTINA S.A.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(In millions of Argentine pesos in current currency - Note 1.d)

		March 31,	December 31,
ASSETS	Note	2023	2022
Current Assets
Cash and cash equivalents	2	41,594	48,756
Investments	2	50,131	10,193
Trade receivables	3	48,122	45,791
Other receivables	4	25,442	23,783
Inventories	5	8,667	7,849
Assets classified as held for sale		1,149	1,161
Total current assets		175,105	137,533
Non-Current Assets
Trade receivables	3	143	144
Other receivables	4	1,886	2,031
Deferred income tax assets	13	3,125	3,009
Investments	2	8,139	7,844
Goodwill	6	602,273	602,280
PP&E	7	936,405	965,087
Intangible assets	8	302,592	310,183
Right of use assets	9	79,503	76,609
Total non-current assets		1,934,066	1,967,187
TOTAL ASSETS		2,109,171	2,104,720
LIABILITIES
Current Liabilities
Trade payables	10	107,124	108,655
Borrowings	11	180,802	163,561
Salaries and social security payables	12	37,733	45,835
Income tax payables	13	417	382
Other taxes payables	14	13,828	12,089
Leases liabilities	15	11,267	11,202
Other liabilities	16	5,474	6,038
Provisions	17	3,268	3,206
Total current liabilities		359,913	350,968
Non-Current Liabilities
Trade payables	10	365	388
Borrowings	11	389,068	407,594
Salaries and social security payables	12	3,106	3,344
Deferred income tax liabilities	13	300,091	311,894
Other taxes payables	14	31	54
Leases liabilities	15	24,393	23,975
Other liabilities	16	2,697	3,177
Provisions	17	12,783	14,187
Total non-current liabilities		732,534	764,613
TOTAL LIABILITIES		1,092,447	1,115,581
EQUITY
Equity attributable to Controlling Company		996,389	969,405
Equity attributable to non-controlling interest		20,335	19,734
TOTAL EQUITY(See Consolidated Statements of Changes in Equity)		1,016,724	989,139
TOTAL LIABILITIES AND EQUITY		2,109,171	2,104,720

The accompanying notes are an integral part of these unaudited consolidated financial statements.

TELECOM ARGENTINA S.A.

CONSOLIDATED INCOME STATEMENTS

(In millions of Argentine pesos in current currency, except per share data in Argentine pesos in current currency - Note 1.d)

		Three-month period ended March 31,
	Note	2023	2022
Revenues	21	214,818	239,787
Employee benefit expenses and severance payments	22	(51,669)	(49,477)
Interconnection and transmission costs		(6,408)	(7,328)
Fees for services, maintenance, materials and supplies	22	(25,185)	(25,602)
Taxes and fees with the Regulatory Authority	22	(16,542)	(18,336)
Commissions and advertising		(12,517)	(13,126)
Cost of equipment and handsets	22	(9,968)	(12,280)
Programming and content costs		(12,316)	(15,316)
Bad debt expenses	3	(6,499)	(6,535)
Other operating expenses	22	(8,668)	(8,657)
Depreciation, amortization and impairment of fixed assets	22	(68,136)	(80,562)
Operating income (loss)		(3,090)	2,568
Earnings from associates	2	425	245
Debt financial results	23	8,916	29,629
Other financial results, net	23	10,459	16,011
Income before income tax		16,710	48,453
Income tax benefit	13	11,773	57
Net income for the period		28,483	48,510

Attributable to:
Controlling Company		27,759	48,063
Non-controlling interest		724	447
		28,483	48,510

Earnings per share for income attributable to the Controlling Company - Basic and diluted	1.c	12.89	22.32

The accompanying notes are an integral part of these unaudited consolidated financial statements.

See Note 22 for additional information on operating expenses per function.

TELECOM ARGENTINA S.A.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(In millions of Argentine pesos in current currency - Note 1.d)

	Three-month period ended March 31,
	2023	2022

Net income for the period	28,483	48,510

Other comprehensive income - Will be reclassified subsequently to profit or loss
Currency translation adjustments (no effect on Income Tax)	(770)	(3,465)
DFI effects classified as hedges	(204)	157
Income Tax effects on DFI classified as hedges and others	76	(51)
Other comprehensive loss, net of tax	(898)	(3,359)

Total comprehensive income for the period	27,585	45,151

Attributable to:
Controlling Company	26,984	45,448
Non-controlling interest	601	(297)
	27,585	45,151

The accompanying notes are an integral part of these unaudited consolidated financial statements.

TELECOM ARGENTINA S.A.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(In millions of Argentine pesos in current currency - Note 1.d)

	Owners contribution		Reserves
	Outstanding shares	Inflation adjustment	Contributed Surplus	Legal	Special reserve for IFRS implementation	Facultative (2)	Other comprehensive results	Retained earnings	Equity attributable to controlling company	Equity attributable to non-controlling interest	Total Equity
	Capital nominal value (1)
Balances as of January 1, 2022	2,154	333,972	863,422	18,975	7,313	71,114	(33,761)	20,381	1,283,570	20,323	1,303,893
Comprehensive income:
Net income for the period	-	-	-	-	-	-	-	48,063	48,063	447	48,510
Other comprehensive loss	-	-	-	-	-	-	(2,615)	-	(2,615)	(744)	(3,359)
Total Comprehensive Income (loss)	-	-	-	-	-	-	(2,615)	48,063	45,448	(297)	45,151

Balances as of March 31, 2022	2,154	333,972	863,422	18,975	7,313	71,114	(36,376)	68,444	1,329,018	20,026	1,349,044

Balances as of January 1, 2023	2,154	333,972	827,171	19,943	7,313	71,849	(39,997)	(253,000)	969,405	19,734	989,139
Comprehensive income:
Net income for the period	-	-	-	-	-	-	-	27,759	27,759	724	28,483
Other comprehensive loss	-	-	-	-	-	-	(775)	-	(775)	(123)	(898)
Total Comprehensive income (loss)	-	-	-	-	-	-	(775)	27,759	26,984	601	27,585

Balances as of March 31, 2023	2,154	333,972	827,171	19,943	7,313	71,849	(40,772)	(225,241)	996,389	20,335	1,016,724

(1) See Note 20 to these unaudited consolidated financial statements.

(2) Correspond to the Voluntary reserve to maintain the Company's level of capital expenditures and its current solvency level.

The accompanying notes are an integral part of these unaudited consolidated financial statements.

TELECOM ARGENTINA S.A.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In millions of Argentine pesos in current currency – Note 1.d)

		Three-month period ended March 31,
	Note	2023	2022
CASH FLOWS FROM (USED IN) OPERATING ACTIVITIES
Net income for the period		28,483	48,510
Adjustments to reconcile net income to net cash flows provided by operating activities
Allowances deducted from assets		5,949	12,081
Depreciation of PP&E	7	53,058	61,195
Amortization of intangible assets	8	8,585	8,781
Amortization of rights of use assets	9	6,218	6,051
Disposals of fixed assets and consumption of materials		69	1,156
Earnings from associates	2.a	(425)	(245)
Financial results and others		(25,081)	(50,199)
Income tax	13	(11,773)	(57)
Income tax paid (*)		(292)	(1,473)
Net increase in assets	2.b	(28,913)	(20,276)
Net increase in liabilities	2.b	17,263	9,562
Total cash flows from operating activities		53,141	75,086
CASH FLOWS FROM (USED IN) INVESTING ACTIVITIES
PP&E acquisitions		(17,688)	(45,344)
Intangible asset acquisitions		(852)	(1,185)
Proceeds from dividends	2.b	-	300
Proceeds from the sale of PP&E and intangible assets		1	55
Net Investments acquisitions not considered as cash and cash equivalents		(42,740)	(31,120)
Total cash flows used in investing activities		(61,279)	(77,294)
CASH FLOWS FROM (USED IN) FINANCING ACTIVITIES
Proceeds from borrowings	2.b	42,045	38,148
Payment of borrowings	2.b	(16,762)	(15,900)
Payment of interests and related expenses	2.b	(18,237)	(17,337)
Payments of leases liabilities	15	(4,536)	(3,015)
Total cash flows from financing activities		2,510	1,896

NET DECREASE IN CASH AND CASH EQUIVALENTS		(5,628)	(312)
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE YEAR		48,756	47,068
NET FOREIGN EXCHANGE DIFFERENCES AND RECPAM ON CASH AND CASH EQUIVALENTS		(1,534)	(2,821)
CASH AND CASH EQUIVALENTS AT THE END OF THE PERIOD		41,594	43,935

(*)	Three-month period ended March 31
	2023	2022
Corresponding to Controlling Company	(259)	(1,465)
Corresponding to subsidiaries	(33)	(8)
	(292)	(1,473)

See Note 2.b for additional information on the consolidated statements of cash flows.

The accompanying notes are an integral part of these unaudited consolidated financial statements.

TELECOM ARGENTINA S.A.

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

AS OF MARCH 31, 2023 AND 2022 (*)

(In millions of Argentine pesos in current currency, except as otherwise indicated)

(*) By convention the definitions used in the notes are in the Glossary of Terms.

TELECOM ARGENTINA S.A.

NOTE 1 – BASIS OF PREPARATION OF THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS AND SIGNIFICANT ACCOUNTING POLICIES

a)    Basis of preparation and significant accounting policies

As required by the CNV, the unaudited consolidated financial statements of the Company have been prepared in accordance with RT 26 of FACPCE (and its amendments), which adopted IFRS as issued by the IASB, standards also adopted by the CPCECABA.

For the preparation of these unaudited consolidated financial statements, the Company has elected to make use of the option provided by IAS 34 and has prepared them in its condensed form. Therefore, these financial statements do not include all the information required in an annual financial statement and, consequently, they must be read jointly with the annual financial statements as of December 31, 2022, which can be consulted at the Company´s website (https://institucional.telecom.com.ar/inversores/informacionfinanciera.html). Therefore, these unaudited consolidated financial statements were prepared following the same accounting policies as in the most recent annual financial statements.

These unaudited consolidated financial statements were prepared including in the consolidation process the following companies:

Company	Main Activity	Country	Telecom Argentina's direct / indirect interest in capital stock and votes
Núcleo	Mobile telecommunications Services	Paraguay	67.50%
Personal Envíos	Mobile financial services	Paraguay	67.50%
Tuves Paraguay	Distribution of television and audio signals direct to home services	Paraguay	67.50%
Micro Sistemas	Services related to the use of electronic payment media	Argentina	100.00%
Pem	Investment	Argentina	100.00%
Cable Imagen	Closed-circuit television	Argentina	100.00%
Televisión Dirigida	Cable television services	Paraguay	100.00%
Adesol (a)	Holding	Uruguay	100.00%
AVC Continente Audiovisual	Broadcasting services	Argentina	100.00%
Inter Radios	Broadcasting services	Argentina	100.00%
Telecom USA	Telecommunication services	USA	100.00%
Personal Smarthome (b)	Security solutions and services	Argentina	100.00%
Personal Smart Security (b)	Security services and/or related services	Argentina	100.00%
Opalker S.A.	Cybersecurity and related services	Uruguay	100.00%
NYSSA (c)	Internet Services	Argentina	100.00%

(a)	Includes the 100% interest in Telemas S.A., which holds interests in the following special-purpose entities: Audomar S.A., Bersabel S.A., Dolfycor S.A., Reiford S.A., Space Energy S.A., Tracel S.A. and Visión Satelital S.A.
(b)	As of March 31, 2023 is a dormant entity.
(c)	Company acquired on June 1, 2022.

The preparation of these unaudited consolidated financial statements in accordance with IFRS requires that the Company's Management make estimates that affect the figures disclosed in the financial statements or its complementary information. Actual results may differ from these estimates.

These unaudited consolidated financial statements were prepared in current currency as of March 31, 2023 (see item d) on an accrual basis of accounting (except for the statement of cash flows).

The figures as of December 31, 2022 and for the three-month period ended on March 31, 2022, which are disclosed in these unaudited consolidated financial statements for comparative purposes, are a result of restating the financial statements as of such dates to values in current currency as of March 31, 2023. This is as consequence of the restatement process of the financial information described in point d). When applicable, certain reclassifications were made for comparative purposes.

These unaudited consolidated financial statements as of March 31, 2023, were approved by resolution of the Board of Directors’ meeting held on May 9, 2023.

These unaudited consolidated financial statements contain all disclosures required under IAS 34. Some additional disclosures required by the LGS and/or by the CNV have been also included.

b)	Segment information

An operating segment is defined as a component of an entity that may earn revenues and incur expenses, and whose financial information is available, held separately, and evaluated regularly by the chief operating decision maker. In the case of the Company, the Executive Committee and the Chief Executive Officer (“CEO”) are responsible for controlling recourses and for the economic and financial performance of Telecom.

TELECOM ARGENTINA S.A.

The Executive Committee and the CEO have a strategic and operational vision of Telecom as a single business unit in Argentina, according to the current regulatory context of the converged ICT services industry (adding to the same segment both the activities related to the mobile services, internet services, cable television and fixed telephony services, services governed by the same regulatory framework of ICT services). To exercise its functions, both the Executive Committee and the CEO receive periodically the economic-financial information of Telecom Argentina and its subsidiaries (in current currency as of the date of each transaction), that is prepared as a single segment and evaluate the evolution of business as a unit of generation of results, administrating the resources in a unique way to achieve the objectives. Regarding to costs, they are not specifically appropriate to a type of service, considering that the Company has a single payroll and operating expenses that affect all services in general (non-specific). On the other hand, decisions on CAPEX affect all the types of services provided by Telecom in Argentina and not specifically to one of them. Based on what was previously described and under the accounting principles (provided by IFRS as issued by the IASB), it was defined that the Company has a single segment of operations in Argentina.

Additionally, Telecom, through Micro Sistemas, develops activities in the fintech industry in Argentina, which are not analyzed as a separate segment by the Executive Committee and the CEO, who analyze the consolidated information of companies in Argentina, taking into account that, as of March 31, 2023, activities of Micro Sistemas are not significant and do not exceed any of the quantitative thresholds identified under IFRS to qualify as reportable segments. The Executive Committee and the CEO will continue to monitor the evolution of this business to assess its eventual consideration as a separate reportable segment provided it complies with the requirements established by IFRS to that effect.

Telecom carries out activities abroad (Paraguay, United States of America and Uruguay). These operations are not analyzed as a separate segment by the Executive Committee and the CEO, who analyze the consolidated information of companies in Argentina and abroad (in current currency as of the date of each transaction), considering that the activities of foreign companies are not significant for Telecom. Operations carried out abroad by Telecom do not meet the aggregation criteria established by the standard to be grouped within the "Services rendered in Argentina" segment, and considering that they do not exceed any of the quantitative thresholds identified in the standard to qualify as reportable segments, they are grouped within the category "Other abroad segments".

The Executive Committee and the CEO evaluate the profitability for each reportable segment based on the measure of the Adjusted EBITDA. Adjusted EBITDA is defined as our net (loss) income less income taxes, financial results, Earnings (losses) from associates, depreciation, amortization and impairment of fixed assets.

Presented below is the Segment financial information as it is analyzed by the Executive Committee and the CEO for the three-month periods ended March 31, 2023 and 2022.

Consolidated Income Statement as of March 31, 2023

	Services rendered in Argentina	Services rendered in Argentina – Inflation restatement	Services rendered in Argentina restated for inflation	Other abroad segments	Other abroad segments – Inflation restatement	Other abroad segments restated for inflation	Eliminations	Total
Revenues	188,115	13,634	201,749	13,008	938	13,946	(877)	214,818
Operating costs without depreciation, amortization and impairment of fixed assets	(131,957)	(10,558)	(142,515)	(7,590)	(544)	(8,134)	877	(149,772)
Adjusted EBITDA	56,158	3,076	59,234	5,418	394	5,812	-	65,046

Depreciation, amortization and impairment of fixed assets								(68,136)
Operating loss								(3,090)
Earnings from associates								425
Debt financial expenses								8,916
Other financial results, net								10,459
Income before income tax								16,710
Income tax benefit								11,773
Net income								28,483

Attributable to:
Controlling Company								27,759
Non-controlling interest								724
								28,483

TELECOM ARGENTINA S.A.

Consolidated Income Statement as of March 31, 2022

	Services rendered in Argentina	Services rendered in Argentina – Inflation restatement	Services rendered in Argentina restated for inflation	Other abroad segments	Other abroad segments – Inflation restatement	Other abroad segments restated for inflation	Eliminations	Total
Revenues	103,727	121,236	224,963	7,347	8,552	15,899	(1,075)	239,787
Operating costs without depreciation, amortization and impairment of fixed assets	(66,969)	(81,070)	(148,039)	(4,482)	(5,211)	(9,693)	1,075	(156,657)
Adjusted EBITDA	36,758	40,166	76,924	2,865	3,341	6,206	-	83,130

Depreciation, amortization and impairment of fixed assets								(80,562)
Operating income								2,568
Earnings from associates								245
Debt financial expenses								29,629
Other financial results, net								16,011
Income before income tax								48,453
Income tax benefit								57
Net income								48,510

Attributable to:
Controlling Company								48,063
Non-controlling interest								447
								48,510

Additional information per geographical area required under IFRS 8 (Operating Segments) is disclosed below:

	As of March 31,		As of December 31
	2023	2022	2022
Revenues from customers located in Argentina	201,015	224,146	n/a
Revenues from foreign customers	13,803	15,641	n/a

CAPEX corresponding to the segment “Services rendered in Argentina”	23,350	30,769	n/a
CAPEX corresponding to the segment “Other abroad segments”	2,024	3,013	n/a

Fixed assets corresponding to the segment “Services rendered in Argentina”	1,852,529	n/a	1,883,745
Fixed assets corresponding to the segment “Other abroad segments”	68,244	n/a	70,414

Borrowings corresponding to the segment “Services rendered in Argentina”	555,488	n/a	556,467
Borrowings corresponding to the segment “Other abroad segments”	14,382	n/a	14,688

c)	Net earnings per share

Basic earnings per share is calculated by dividing the net income attributable to the Controlling Company by the weighted average number of ordinary shares outstanding during the period. On the other hand, diluted earnings per share is computed by dividing the net income attributable to the Controlling Company for the period by the weighted average number of common shares issued and to be potentially issued at the end of the period. Since the Company has no dilutive potential common stock outstanding, basic and dilutive earnings per share amounts do not differ.

For the three-month periods ended March 31, 2023 and 2022, the weighted average number of shares outstanding amounted to 2,153,688,011.

d)	Financial reporting in hyperinflationary economies

Since Argentina has been considered a high-inflation economy for accounting purposes in accordance with IAS 29 since July 1, 2018, the financial information expressed in Argentine pesos is restated in current currency of March 31, 2023.

The table below shows the evolution of the indexes as of March 31, 2023 and 2022 and December 31, 2022 according to official statistics (INDEC) in accordance with Resolution No. 539/18 and the devaluation of the Argentine peso vs. de US dollar for the same years / periods:

TELECOM ARGENTINA S.A.

	As of March 31, 2022	As of December 31, 2022	As of March 31, 2023

National Consumer Price Index (National CPI) (December 2016=100)	676.06	1,134.59	1,381.16

Variation in prices
Annual	55.1%	94.8%	104.3%
Accumulated 3 months	16.1%	n/a	21.7%

Banco Nación US$/$ exchange rate	111.01	177.16	209.01

Variation in the exchange rate
Annual	20.7%	72.5%	88.3%
Accumulated 3 months	8.1%	n/a	18.0%

The Company followed the same restatement policies for items identified in the annual consolidated financial statements as of December 31, 2022.

NOTE 2 – CASH AND CASH EQUIVALENTS AND INVESTMENTS. ADDITIONAL INFORMATION ON THE CONSOLIDATED STATEMENTS OF CASH FLOWS.

a)    Cash and cash equivalents and Investments

	March 31,	December 31,
Cash and cash equivalents	2023	2022
Cash and Banks (1)	19,960	19,791
Time deposits	13,002	19,128
Mutual funds	8,632	3,950
Government bonds at fair value	-	5,887
Total cash and cash equivalents	41,594	48,756

(1)	As of March 31, 2023 includes restricted funds for $439 corresponding to the funds to be paid to clients.

Investments
Current
Government bonds at fair value	50,001	10,059
Mutual funds	130	134
	50,131	10,193
Non- current
Investments in associates (a)	8,138	7,843
2003 Telecommunications Fund	1	1
	8,139	7,844
Total investments	58,270	18,037

(a)	Information on Investments in associates is detailed below:

Financial position information:

Companies	Main activity	Country	Percentage of capital stock owned and voting rights (%)	Valuation as of 03.31.2023	Valuation as of 12.31.2022
Ver TV. (1)	Cable television station	Argentina	49.00	5,190	5,030
TSMA (1) (2) (3)	Cable television station	Argentina	50.10	1,947	1,891
La Capital Cable (1) (2)	Closed-circuit television	Argentina	50.00	1,001	922
Total				8,138	7,843

(1)	Data about the issuer arises from extra-accounting information.
(2)	Direct and indirect interest.
(3)	Despite owning a percentage higher than a 50% of interest, the Company does not have the control in accordance with the requirements of IFRS.

Earnings information:

	Three-months period ended March 31,
	2023	2022
	Profit (loss)
Ver TV	290	229
TSMA	56	35
La Capital Cable	79	(19)
Total	425	245

TELECOM ARGENTINA S.A.

b)    Additional information on the consolidated statements of cash flows

Changes in assets/liabilities components:

	March 31,
Net (increase) decrease in assets	2023	2022
Trade receivables	(16,459)	(13,986)
Other receivables	(9,759)	(7,526)
Inventories	(2,695)	1,236
	(28,913)	(20,276)
Net increase (decrease) in liabilities
Trade payables	11,662	7,659
Salaries and social security payables	104	(2,251)
Other taxes payables	3,959	1,743
Other liabilities and provisions	1,538	2,411
	17,263	9,562

Main Financing activities components

The following table presents the main financing activities components:

	March 31,
	2023	2022
Bank overdrafts	28,265	10,364
Notes	12,755	9,816
Bank and other financial entities loans	1,025	16,291
Loans for purchase of equipment	-	1,677
Total borrowings proceeds	42,045	38,148
Notes	(2,436)	(57)
Bank and other financial entities loans	(12,462)	(13,747)
Loans for purchase of equipment	(1,864)	(2,096)
Total payment of borrowings	(16,762)	(15,900)
Bank overdrafts	(2,252)	(2,562)
Notes	(4,524)	(8,629)
Bank and other financial entities loans	(7,113)	(5,008)
By DFI, loans for purchase of equipment and others	(4,348)	(1,138)
Total payment of interest and related expenses	(18,237)	(17,337)

Main non-cash operating transactions

Main non-cash operating transactions and that were eliminated from the consolidated statement of cash flows are the following:

	March 31,
	2023	2022
PP&E and intangible assets acquisition financed with accounts payable	24,477	30,028
Trade payables cancelled with borrowings	647	3,146
Uncollected dividends from Ver TV (1)	130	-

(1)	Correspond to the distribution of cash dividends made by Ver TV in March 2023 that are uncollected as of March 31, 2023.

Dividends proceeds

Brief information on dividends proceeds by the Company is provided below:

Three-month period ended March 31	Associate Company	Dividends collected
		Currency of the transaction date	Current currency as of March 31, 2023
2022	Ver TV	104	237
	TSMA	28	63
			300

TELECOM ARGENTINA S.A.

NOTE 3 – TRADE RECEIVABLES

	March 31,	December 31,
Current Trade receivables	2023	2022
Ordinary receivables	66,664	64,219
Companies under section 33 - Law No. 19,550 and related parties (Note 24.c)	294	274
Contractual asset IFRS 15	25	30
Allowance for doubtful accounts	(18,861)	(18,732)
	48,122	45,791
Non-current Trade receivables
Ordinary receivables	137	135
Contractual asset IFRS 15	6	9
	143	144
Total trade receivables, net	48,265	45,935

Movements in the allowance for current doubtful accounts are as follows:

	March 31,
	2023	2022
At the beginning of the fiscal year	(18,732)	(23,226)
Increases	(6,499)	(6,535)
Uses	2,766	3,741
RECPAM and currency translation adjustments	3,604	3,295
At the end of the period	(18,861)	(22,725)

NOTE 4 – OTHER RECEIVABLES

	March 31,	December 31,
Current Other Receivables	2023	2022
Prepaid expenses	8,588	6,667
Guarantee of financial operations	1,607	2,940
Tax credits	11,500	11,619
Companies under section 33 - Law No. 19,550 and related parties (Note 24.c)	285	416
DFI	139	142
Indemnification assets	82	84
Other	4,007	2,827
Allowance for other receivables	(766)	(912)
	25,442	23,783
Non-Current Other Receivables
Prepaid expenses	1,026	1,100
DFI	83	245
Tax credits	13	11
Other	764	675
	1,886	2,031
Total other receivables, net	27,328	25,814

Movements in the allowance for current other receivables are as follows:

	March 31,
	2023	2022
At the beginning of the year	(912)	(874)
Increases	(17)	(31)
RECPAM and currency translation adjustments	163	134
At the end of the period	(766)	(771)

NOTE 5 – INVENTORIES

	March 31,	December 31,
	2023	2022
Mobile handsets and others	9,273	8,445
Allowance for obsolescence of inventories	(606)	(596)
Total inventories	8,667	7,849

Movements in the allowance for obsolescence of inventories are as follows:

	March 31,
	2023	2022
At the beginning of the year	(596)	(766)
Increases	(30)	(25)
Decreases	20	22
At the end of the period	(606)	(769)

TELECOM ARGENTINA S.A.

NOTE 6 – GOODWILL

	March 31,	December 31,
	2023	2022
Argentina (1)	600,244	600,239
Abroad (2)	2,029	2,041
Total goodwill	602,273	602,280

(1)	The variation corresponds to the increase in the value of the goodwill of NYSSA acquired in the year 2022 due to contractual modifications during the current period.
(2)	The variation in the amounts with respect to balance as of December 31, 2022 corresponds to temporary currency translation adjustments.

NOTE 7 – PP&E

	March 31,	December 31,
	2023	2022
PP&E	947,796	977,078
Allowance for obsolescence and impairment of materials	(10,200)	(11,052)
Impairment allowance of PP&E	(1,191)	(939)
Total PP&E	936,405	965,087

Movements in PP&E (without allowance for obsolescence and impairment of materials and impairment allowance of PP&E) are as follows:

	March 31,
	2023	2022
At the beginning of the year	977,078	1,084,894
CAPEX	24,339	32,344
Currency translation adjustments	(512)	(3,775)
Net carrying value of decreases and consumption of materials	(51)	(486)
Depreciation of the period	(53,058)	(61,195)
At the end of the period	947,796	1,051,782

Movements in the allowance for obsolescence and impairment of materials are as follows:

	March 31,
	2023	2022
At the beginning of the year	(11,052)	(11,202)
(Increases)/Decreases	849	(219)
Currency translation adjustments	3	14
At the end of the period	(10,200)	(11,407)

Movements in the impairment allowance of PP&E are as follows:

	March 31,
	2023	2022
At the beginning of the year	(939)	(3,841)
Increases	(252)	(2,084)
At the end of the period	(1,191)	(5,925)

NOTE 8 – INTANGIBLE ASSETS

	March 31,	December 31,
	2023	2022
Intangible assets	315,822	323,413
Impairment allowance	(13,230)	(13,230)
Total intangible assets	302,592	310,183

Movements in Intangible assets (without considering the impairment allowance) are as follows:

	March 31,
	2023	2022
At the beginning of the year	323,413	364,557
CAPEX	1,035	1,438
Currency translation adjustments	(41)	(370)
Net carrying value of decreases	-	(12,781)
Amortization of the period	(8,585)	(8,781)
At the end of the period	315,822	344,063

TELECOM ARGENTINA S.A.

Movements in Impairment allowance of intangible assets are as follows:

	March 31,
	2023	2022
At the beginning of the year	(13,230)	(22,824)
Increases	-	(3,187)
Uses	-	12,781
At the end of the period	(13,230)	(13,230)

NOTE 9 – RIGHT OF USE ASSETS

	March 31,	December 31,
	2023	2022
Leases rights of use
Sites	50,036	50,385
Real estate and others	9,304	9,453
Poles	7,424	3,783
Indefeasible right of use	2,000	2,099
Asset retirement obligations	10,739	10,889
Total rights of use assets	79,503	76,609

Movements in right of use assets are as follows:

	March 31,
	2023	2022
At the beginning of the year	76,609	79,236
Increase	9,154	4,591
Net carrying value of decreases	(18)	(670)
Currency translation adjustments	(24)	(402)
Amortization of the period	(6,218)	(6,051)
At the end of the period	79,503	76,704

NOTE 10 – TRADE PAYABLES

	March 31,	December 31,
Current	2023	2022
Suppliers	105,158	106,236
Companies under Sect. 33–Law No. 19,550 and Related Parties (Note 24.c)	1,966	2,419
	107,124	108,655
Non-current
Suppliers	365	388
	365	388
Total trade payables	107,489	109,043

NOTE 11 – BORROWINGS

	March 31,	December 31,
Current	2023	2022
Bank overdrafts – principal	33,518	9,264
Bank and other financial entities loans – principal	45,411	48,780
Notes – principal	58,008	57,706
DFI	4	23
Loans for purchase of equipment	5,584	6,414
Interest and related expenses	38,277	41,374
	180,802	163,561
Non-current
Notes – principal	224,871	220,422
Bank and other financial entities loans – principal	111,490	124,883
Loans for purchase of equipment	4,251	5,423
Interest and related expenses	48,456	56,866
	389,068	407,594
Total borrowings	569,870	571,155

TELECOM ARGENTINA S.A.

Movements in Borrowings are as follows:

	Balances at the beginning of the year	Cash Flows	Accrued interests	Exchange differences, currency translation adjustments and others	Balances as of March 31, 2023
Bank overdrafts	9,264	28,265	-	(4,011)	33,518
Bank and other financial entities loans – principal	173,663	(11,437)	-	(5,325)	156,901
Notes – principal	278,128	10,319	-	(5,568)	282,879
DFI	23	(913)	-	894	4
Loans for purchase of equipment	11,837	(1,864)	-	(138)	9,835
Interests and related expenses	98,240	(17,659)	3,109	3,043	86,733
Total as of March 31, 2023	571,155	6,711	3,109	(*) (11,105)	569,870

Total as of March 31, 2022	632,940	4,290	409	(**) (27,852)	609,787

(*) Includes $647 of loans that do not represent cash movement.

(**) Includes $3,146 of loans that do not represent cash movement.

Most of the bank and other financing entities loans subscribed by the Company contain compliance ratios which are usual for this kind of agreements. As of March 31, 2023, Telecom has complied with them.

Recent developments of Borrowings as of the date of these unaudited consolidated financial statements are detailed below:

a)	Notes

Telecom Argentina

Global Programs for the issuance of Notes

In connection with the Notes Global Program for a maximum outstanding amount of US$3,000 million or its equivalent in other currencies, the Company announced the subscription of new series of notes. The amount of the Notes finally issued and its main characteristics are detailed below:

Series	Currency	Amount involved (in millions)	Issuance date	Maturity date	Amortization	Interest rate	Interest payment date	Unpaid portion (in millions)
14	US$ linked	62.4	02/10/2023	02/10/2028	In one installment at maturity date	Fixed rate of 1.00%	Quarterly basis	12,990

b)	Bank and other financing entities loans

Below are the main updates related to the loans reported in Note 13 to the consolidated financial statements as of December 31, 2022:

China Development Bank Shenzhen Branch (“CDB”) Loan

During the current period the Company has subscribed new tranches for a total of RMB 49 million, equivalent to $1,348.

Cisco Systems Capital Corporation

During the current period, the Company had additions for US$0.8 million, equivalent to $154.During April, 2023, the Company had additions for US$1 million, equivalent to $214.

Banco Santander Argentina S.A. Loan (“Santander”)

During March, 2023, the Company executed an addendum to Santander loan signed on March, 2022 for a total amount of $3,500, and agreed to change the principal maturity amortization schedule whose maturity was on March 9, 2023, by deferring it to July 10, 2023. Additionally, a new fixed interest rate of 73.5% annual nominal was renegotiated. This transaction was recognized as a debt refinancing, recognizing a loss of $312 that is included in “Financial debt renegotiation results” item, within Debt financial results.

TELECOM ARGENTINA S.A.

NOTE 12 – SALARIES AND SOCIAL SECURITY PAYABLES

	March 31,	December 31,
	2023	2022
Current
Salaries, annual complementary salaries, vacation, bonuses and their social security payables	34,948	42,687
Termination benefits	2,785	3,148
	37,733	45,835
Non-current
Termination benefits	3,106	3,344
	3,106	3,344
Total salaries and social security payables	40,839	49,179

NOTE 13 – INCOME TAX PAYABLE AND DEFERRED INCOME TAX ASSETS/LIABILITIES

Income tax payable by company is presented below:

	March 31,	December 31,
	2023	2022
Núcleo	297	306
Adesol	25	24
Pem	3	2
Opalker	1	1
NYSSA	67	49
Telecom USA	24	-
	417	382

Deferred Income tax assets and liabilities, net of Telecom and its subsidiaries, and the actions for recourse tax receivable are presented below:

	March 31,	December 31,
	2023	2022
Tax loss carryforward	(8,957)	(37,015)
Allowance for doubtful accounts	(10,741)	(10,934)
Provisions	(3,616)	(3,669)
PP&E and Intangible assets	255,067	260,477
Cash dividends from foreign companies	3,276	2,967
Income tax inflation adjustment deferral effect	65,013	100,115
Other deferred tax liabilities (assets), net	(2,188)	(1,975)
Total deferred tax liabilities, net	297,854	309,966
Actions for recourse tax receivable	(888)	(1,081)
Total deferred tax liability, net	(*) 296,966	308,885

Net deferred tax assets	(3,125)	(3,009)
Net deferred tax liabilities	300,091	311,894

(*) Includes $9 of currency translation adjustments on foreign subsidiaries’ initial balances.

As of March 31, 2023, Telecom and some subsidiaries have cumulative tax loss carryforwards of approximately $25,847 (including $68 of unrecognized tax loss carryforwards for considering them non-recoverable), that calculated considering statutory income tax rate, represents a deferred tax asset of approximately $8,957.

The detail of the maturities of estimated Tax loss carryforward is disclosed below:

Company	Tax loss carryforward generation year	Tax loss carryforward amount as of 03.31.2023	Tax loss carryforward expiration year
Telecom	2022	20,686	2027
Telemás (*)	2019	461	2024
Micro Sistemas	2021	240	2026
Micro Sistemas	2022	3,432	2027
Micro Sistemas	2023	882	2028
Televisión Dirigida	2023	78	2028
AVC	2021	3	2026
AVC	2022	50	2027
AVC	2023	15	2028
		25,847

(*) This company is consolidated in the financial statements of Adesol.

Income tax expense differed from the amounts computed by applying the Company’s statutory income tax rate to pre-tax income as a result of the following:

TELECOM ARGENTINA S.A.

	Three-month period ended March 31,
	2023	2022
	Profit (loss)
Income before income tax	16,710	48,453
Non-taxable items – Earnings from associates	(425)	(245)
Non-taxable items – Other	(437)	278
Restatement in current currency of Equity, goodwill and other	110,278	85,572
Subtotal	126,126	134,058
Effective income tax rate	34.74%	34.89%
Income tax expense at statutory tax rate of each subsidiary	(43,816)	(46,769)
Deferred tax liability restatement in current currency and other	89,965	80,477
Income tax inflation adjustment	(33,537)	(33,255)
Income tax on cash dividends of foreign companies	(839)	(396)
Income tax benefit(*)	11,773	57

Current tax	(80)	(22,405)
Deferred tax	11,853	22,462
Income tax benefit	11,773	57

(*) In 2022 includes $22,630 corresponding to the adjustment made in the Income tax affidavit of 2021, which includes, among others, the effects related to the full application of the tax inflation adjustment mechanisms detailed in Note 15 to the consolidated financial statements as of December 31, 2022.

NOTE 14 –OTHER TAXES PAYABLES

	March 31,	December 31,
	2023	2022
Current
Other national taxes	12,190	9,944
Provincial taxes	637	1,143
Municipal taxes	1,001	1,002
	13,828	12,089
Non- current
Provincial taxes	31	54
	31	54
Total other taxes payables	13,859	12,143

NOTE 15 – LEASES LIABILITIES

	March 31,	December 31,
	2023	2022
Current
Argentina	10,993	10,929
Abroad	274	273
	11,267	11,202
Non- current
Argentina	21,043	20,921
Abroad	3,350	3,054
	24,393	23,975
Total leases liabilities	35,660	35,177

Movements in Leases liabilities are as follows:

	March 31,
	2023	2022
At the beginning of the fiscal year	35,177	44,857
Increases (*)	9,154	4,591
Financial results, net (**)	2,295	1,866
Payments	(4,536)	(3,015)
Decreases (included RECPAM and currency translation adjustments)	(6,430)	(7,955)
At the end of the period	35,660	40,344

(*) Included in Rights of use assets acquisitions.

(**) Included in Other exchange differences and Other interests, net and other investments results.

TELECOM ARGENTINA S.A.

NOTE 16 – OTHER LIABILITIES

	March 31,	December 31,
Current	2023	2022
Deferred revenues on prepaid credit	2,888	3,188
Deferred revenues on connection fees and international capacity leases	1,342	1,642
Debt for acquisition of NYSSA	246	240
Advances received for assets held for sale	426	-
Other	572	968
	5,474	6,038
Non-current
Deferred revenues on connection fees and international capacity leases	901	1,018
Pension benefits	1,150	1,070
Debt for acquisition of NYSSA	613	631
Advances received for assets held for sale	-	426
Other	33	32
	2,697	3,177
Total other liabilities	8,171	9,215

NOTE 17 – PROVISIONS

Movements in Provisions are as follows:

	Balances as of December 31, 2022	Additions		Reclassifications	Payments	RECPAM and currency translation adjustments	Balances as of March 31, 2023
		Capital (i)	Interest (ii)
Current
Legal Claims and contingent liabilities	3,206	283	-	797	(462)	(556)	3,268
Total current provisions	3,206	283	-	797	(462)	(556)	3,268
Non- Current
Legal Claims and contingent liabilities	7,921	1,077	376	(797)	-	(945)	7,632
Asset retirement obligations	6,266	-	-	-	-	(1,115)	5,151
Total non-current provisions	14,187	1,077	376	(797)	-	(2,060)	12,783

Total provisions	17,393	1,360	376	-	(462)	(2,616)	16,051

	Balances as of December 31, 2021	Additions		Reclassifications	Payments	RECPAM and currency translation adjustments	Balances as of March 31, 2022
		Capital (i)	Interest (ii)
Current
Legal Claims and contingent liabilities	5,089	114	-	764	(1,030)	(655)	4,282
Total current provisions	5,089	114	-	764	(1,030)	(655)	4,282
Non- Current
Legal Claims and contingent liabilities	14,485	799	47	(764)	-	(953)	13,614
Asset retirement obligations	8,219	-	-	-	-	(1,142)	7,077
Total non-current provisions	22,704	799	47	(764)	-	(2,095)	20,691

Total provisions	27,793	913	47	-	(1,030)	(2,750)	24,973

(i)	Charged to Other operating expenses.
(ii)	Charged to Other financial results, net - Other interests, net and other investments results.

NOTE 18 – ADDITIONAL INFORMATION OF FINANCIAL ASSETS AND LIABILITIES

Financial assets and liabilities denominated in foreign currencies

Financial assets and liabilities denominated in foreign currencies as of March 31, 2023, and December 31, 2022 are the following:

	03.31.2023	12.31.2022
	In equivalent millions of Argentine pesos
Assets	44,433	57,058
Liabilities	(527,815)	(539,395)
Net Liabilities	(483,382)	(482,337)

In order to reduce this net position (debt) in foreign currency, Telecom has DFI as of March 31, 2023 amounting to US$65 million, therefore the net liability not hedged amounts to approximately US$2,248 million as of that date.

TELECOM ARGENTINA S.A.

Offsetting of financial assets and financial liabilities in scope of IFRS 7

The information required by the amendment to IFRS 7 as of March 31, 2023 and December 31, 2022 is as follows:

	As of March 31, 2023
	Trade receivables	Other receivables	Trade payables	Other liabilities
Current and non-current assets (liabilities) - Gross value	51,246	6,038	(110,470)	(2,452)
Offsetting	(2,981)	(616)	2,981	616
Current and non-current assets (liabilities) – Book value	48,265	5,422	(107,489)	(1,836)

	As of December 31, 2022
	Trade receivables	Other receivables	Trade payables	Other liabilities
Current and non-current assets (liabilities) - Gross value	48,902	6,109	(112,010)	(2,385)
Offsetting	(2,967)	(555)	2,967	555
Current and non-current assets (liabilities) – Book value	45,935	5,554	(109,043)	(1,830)

Fair value hierarchy and other disclosures

The measurement at fair value of the financial instruments of Telecom are classified according to the three levels set out in IFRS 13:

-	Level 1: Fair value determined by quoted prices (unadjusted) in active markets for identical assets or liabilities.
-	Level 2: Fair value determined based on inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (e.g. as prices) or indirectly (e.g. derived from prices).
-	Level 3: Fair value determined by unobservable inputs where the reporting entity is required to develop its own assumptions.

Financial assets and liabilities recognized at fair value as of March 31, 2023 and December 31, 2022, and the level of hierarchy are listed below:

March 31, 2023	Level 1	Level 2	Total
Assets
Current Assets
Mutual Funds (1)	10,369	-	10,369
Government bonds (1)	50,001	-	50,001
Other receivables: DFI	-	139	139
Other receivables: Indemnification assets	-	42	42
Non-current Assets
Other receivables: DFI	-	83	83
Total assets	60,370	264	60,634
Liabilities
Current Liabilities
Other liabilities: Debt for acquisition of NYSSA	-	246	246
Borrowings: DFI	-	4	4
Non-current Liabilities
Other liabilities: Debt for acquisition of NYSSA	-	613	613
Total Liabilities	-	863	863

December 31, 2022	Level 1	Level 2	Total
Assets
Current Assets
Mutual Funds (1)	7,024	-	7,024
Government bonds (1)	15,946	-	15,946
Other receivables: DFI	-	142	142
Other receivables: Indemnification assets	-	43	43
Non-current Assets
Other receivables: DFI	-	245	245
Total assets	22,970	430	23,400
Liabilities
Current Liabilities
Other liabilities: Debt for acquisition of NYSSA	-	240	240
Borrowings: DFI	-	23	23
Non-current Liabilities
Other liabilities: Debt for acquisition of NYSSA	-	631	631
Total liabilities	-	894	894

(1)	Mutual Funds are included in Cash and cash equivalents, Investments and Guarantee of financial operations included in Other receivables. Government bonds are included in Cash and cash equivalents and Investments.

TELECOM ARGENTINA S.A.

In relation to the fair values set forth above, as of March 31, 2023, there were no changes in the methods and assumptions used with respect to what was reported in Note 22 to the consolidated financial statements as of December 31, 2022.

The Company also has certain financial instruments that are not measured at fair value for which the book value approximates their fair value, except for:

Borrowings

As of March 31, 2023, fair value of borrowings is as follows:

	Carrying Value	Fair Value

Notes	322,413	324,715
Other borrowings	247,457	244,999
	569,870	569,714

The fair value of the borrowings was assessed as follows:

a)	The fair value of Notes traded in active markets was measured based on quoted market prices at the end of the reporting period. As a result, its valuation classifies as Level 1.
b)	The fair value of Notes that are not traded in an active market was measured based on quotes provided by first-tier financial entities, so their valuation qualifies as Level 2.
c)	Fort the rest of the borrowings, the fair values were calculated based on cash flows discounted using a current lending rate, so as they are classified as level 3.

NOTE 19 – PURCHASE COMMITMENTS

The Company has entered into various purchase commitments with domestic and foreign suppliers amounting to approximately $185,085 as of March 31, 2023 (of which $43,290 corresponds to fixed assets commitments).

NOTE 20 – EQUITY

As of March 31, 2023 and December 31, 2022, the capital stock of Telecom Argentina amounts to $2,153,688,011, represented by the same number of common book-entry shares with nominal value of $1 peso, as detailed below:

Class of Shares	Total
Class “A”	683,856,600
Class “B”	628,058,019
Class “C”	106,734
Class “D”	841,666,658
Total	2,153,688,011

As of the date of these unaudited consolidated financial statements, all the shares of Telecom Argentina are authorized by the CNV for public offering.

Class B Shares are listed and traded on the leading companies’ panel of the BYMA and the ADS representing 5 Class “B” shares of the Company are traded on the NYSE under the symbol TEO.

NOTE 21 – REVENUES

	Three-month period ended March 31,
	2023	2022
Mobile Services	87,610	92,704
Internet Services	47,017	51,571
Cable Television Services	39,909	46,947
Fixed and Data Services	24,501	30,279
Other services revenues	1,745	1,955
Subtotal Services revenues	200,782	223,456
Equipment revenues	14,036	16,331
Total Revenues	214,818	239,787

NOTE 22 – OPERATING EXPENSES

Operating expenses disclosed by nature of expense amounted to $217,908 and $237,219 for the three-month periods ended March 31, 2023 and 2022, respectively. The main components of the operating expenses are the following:

TELECOM ARGENTINA S.A.

	Three-month period ended March 31,
	2023	2022
Employee benefit expenses and severance payments	Profit (loss)
Salaries, social security expenses and benefits	(48,394)	(46,091)
Severance indemnities	(2,600)	(2,762)
Other employee expenses	(675)	(624)
	(51,669)	(49,477)
Fees for services, maintenance, materials and supplies
Maintenance and materials	(12,098)	(14,221)
Fees for services	(12,870)	(11,222)
Directors and Supervisory Committee’s members’ fees	(217)	(159)
	(25,185)	(25,602)
Taxes and fees with the Regulatory Authority
Turnover tax	(7,946)	(8,858)
Regulatory Entity Fees	(4,242)	(4,693)
Municipal taxes	(2,215)	(2,519)
Other taxes and fees	(2,139)	(2,266)
	(16,542)	(18,336)
Cost of equipment and handsets
Inventory balance at the beginning of the year	(8,445)	(8,153)
Plus:
Purchases	(11,898)	(10,029)
Other	1,102	535
Less:
Inventory balance at the end of the period	9,273	5,367
	(9,968)	(12,280)
Other operating expenses
Legal Claims and contingent liabilities	(1,360)	(913)
Rental and internet capacity	(1,247)	(1,487)
Energy, water and other services	(4,265)	(3,959)
Postage, freight and travel expenses	(1,420)	(1,461)
Other	(376)	(837)
	(8,668)	(8,657)
Depreciation, amortization and impairment of fixed assets
Depreciation of PP&E	(53,058)	(61,195)
Amortization of intangible assets	(8,585)	(8,781)
Amortization of rights of use assets	(6,218)	(6,051)
Impairment of fixed assets	(275)	(4,535)
	(68,136)	(80,562)

Operating expenses, disclosed per function are as follows:

Concept	Operating costs	Administration costs	Commercialization costs	Other expenses	Total 03.31.2023	Total 03.31.2022
Employee benefit expenses and severance payments	(28,252)	(11,367)	(12,050)	-	(51,669)	(49,477)
Interconnection costs and transmission costs	(6,408)	-	-	-	(6,408)	(7,328)
Fees for services, maintenance, materials and supplies	(10,659)	(4,517)	(10,009)	-	(25,185)	(25,602)
Taxes and fees with the Regulatory Authority	(16,279)	(107)	(156)	-	(16,542)	(18,336)
Commissions and advertising	(114)	-	(12,403)	-	(12,517)	(13,126)
Cost of equipment and handsets	(9,968)	-	-	-	(9,968)	(12,280)
Programming and content costs	(12,316)	-	-	-	(12,316)	(15,316)
Bad debt expenses	-	-	(6,499)	-	(6,499)	(6,535)
Other operating expenses	(5,896)	(1,001)	(1,771)	-	(8,668)	(8,657)
Depreciation, amortization and impairment of fixed assets	(52,506)	(9,475)	(5,880)	(275)	(68,136)	(80,562)
Total as of 03.31.2023	(142,398)	(26,467)	(48,768)	(275)	(217,908)
Total as of 03.31.2022	(157,758)	(25,662)	(49,264)	(4,535)		(237,219)

TELECOM ARGENTINA S.A.

NOTE 23 – FINANCIAL RESULTS

	Three-month period ended March 31,
	2023	2022
	Profit (loss)
Interests on financial debts (*)	(3,058)	(537)
Foreign currency exchange gains on financial debts (**)	12,286	30,166
Financial debt renegotiation results	(312)	-
Total Debt financial results	8,916	29,629
Losses on operations with notes and bonds	(2,848)	(5,428)
Other exchange differences	(814)	(119)
Other interests, net and other investments results	1,283	856
Other taxes and bank expenses	(2,079)	(2,302)
Financial expenses on pension benefits	(269)	(241)
Financial discounts on assets, debts and others	(832)	(1,107)
RECPAM	16,018	24,352
Total other financial results, net	10,459	16,011
Total financial results, net	19,375	45,640

(*) Includes $56 and ($128) corresponding to net losses generated by DFI in the three-month period ended March 31, 2023 and 2022, respectively.

(**) Includes ($494) and ($633) corresponding to net losses generated by DFI in the three-month period ended March 31, 2023 and 2022, respectively.

NOTE 24 - BALANCES AND TRANSACTIONS WITH COMPANIES UNDER SECTION 33 - LAW No. 19,550 AND RELATED PARTIES

a)	Controlling Company

CVH is the controlling company of Telecom Argentina, holding directly and indirectly 28.16% of the capital stock of the Company. Additionally, both VLG (controlled by CVH) and Fintech, contributed to the Voting Trust, in accordance with the Shareholders´ Agreement, shares representing 10.92% of the capital of the Company so the shares subject to such agreement represent 21.84% of the total capital of the Company (the “Shares in Trust”).

On March 10th 2023, CVH announced that the Board of Directors resolved to carry out a corporate reorganization process through the merger by absorption of VLG. On April 28th, 2023, the Ordinary and Extraordinary General Shareholders’ Meeting held, the shareholders of CVH approved the corporate reorganization process and the Pre-Merger Commitment. CVH will proceed to sign the Definitive Merger Commitment within the legal terms.

According to the Voting Trust Agreement, the trustee appointed by CVH must vote the Shares in Trust as instructed or voted by CVH with respect to all issues except in respect of certain matters subject to veto under the Shareholders’ Agreement.

For further details on the Voting Trust Agreement and the Shareholders’ Agreement, see Note 27 to the consolidated financial statements as of December 31, 2022.

b)	Related Parties

For the purposes of these unaudited consolidated financial statements, related parties are those individuals or legal entities which are related to Telecom in terms of IAS 24.

c)	Balances with Companies under section 33 - Law No. 19,550 and Related Parties

•	Companies under section 33 - Law No. 19,550 – Associates

CURRENT ASSETS	March 31,	December 31,
Trade receivables	2023	2022
Ver TV	1	1
	1	1
Other receivables
La Capital Cable	150	409
Ver TV	132	2
	282	411
CURRENT LIABILITIES
Trade payables
TSMA	1	1
	1	1

TELECOM ARGENTINA S.A.

•	Related parties

CURRENT ASSETS	March 31,	December 31,
Trade receivables	2023	2022
Other Related parties	293	273
	293	273
Other receivables
Other Related parties	3	5
	3	5
CURRENT LIABILITIES
Trade payables
Other Related parties	1,965	2,418
	1,965	2,418

d)	Transactions with Companies under section 33 - Law No. 19,550 and related parties

•	Companies under section 33 - Law No. 19,550– Associates

	Transaction	Three-month period ended March 31,
		2023	2022
		Profit (loss)
		Revenues
La Capital Cable	Services revenues and other revenues	-	22
Ver TV	Services revenues and other revenues	3	4
		3	26

		Operating costs
La Capital Cable	Fees for services	(226)	(61)
		(226)	(61)

•	Related Parties

	Transaction	Three-month period ended March 31,
		2023	2023
		Profit (loss)
		Revenues
Other Related parties	Services and advertising revenues	169	153
		169	153
		Operating costs
Other Related parties	Programming costs	(1,822)	(2,178)
Other Related parties	Editing and distribution of magazines	(323)	(454)
Other Related parties	Advisory services	(297)	(278)
Other Related parties	Advertising purchases	(110)	(172)
Other Related parties	Other purchases and commissions	(83)	(104)
		(2,635)	(3,186)

The transactions discussed above were made by Telecom under the same conditions than would have been obtained from unaffiliated third parties. When Telecom’s transactions represented more than 1% of its total shareholders’ equity, they were approved according to Law No. 26,831, the Bylaws and the Executive Committees’ Faculties and Performance Regulation.

NOTE 25 – RESTRICTIONS ON DISTRIBUTION OF PROFITS

Under the LGS, the by-laws of the Company and rules and regulations of the CNV, a minimum of 5% of net income for the year in accordance with the statutory books, plus/less previous years’ adjustments and accumulated losses must be appropriated by resolution of the shareholders to a legal reserve until such reserve reaches 20% of the outstanding capital (common stock) plus inflation adjustment of common stock.

NOTE 26 – RECENT DEVELOPMENTS CORRESPONDING TO THE THREE-MONTH PERIOD ENDED MARCH 31, 2023

1.	Regulatory issues

a)	Decree No. 690/20 - Amendment to the LAD

In relation to the situation described in Note 2.c).ii) in the consolidated financial statements as of December 31, 2022, on March 8, 2023 the precautionary measure, which suspended the application of the standard, was extended for an additional period of six months. Consequently, the precautionary measure is fully in force as of the issuance date of these unaudited consolidated financial statements. Additionally, before the appeals presented by the National Executive Branch and ENACOM, on May 5, 2023, the Chamber II of the Court of Appeals denied the appeals and granted the extension of the precautionary measure.

TELECOM ARGENTINA S.A.

NOTE 27 – SUBSEQUENT EVENTS TO MARCH 31, 2023

Acquisition of the Open Pass Holding Corp Joint Venture

On April 24, 2023, the Company entered into a share subscription agreement, whereby it subscribed 1,000 Class B common shares, entitled to one vote per share, of Open Pass Holding Corp. (“OPHC”), representing 50% of its capital stock, as well as an agreement regarding the joint corporate governance of OPHC and its subsidiaries.

OPHC, a company incorporated in the state of Delaware, USA, holds a 100% equity interest in Open Pass S.A.U. (“Open Pass”), a company that provides computer services related to software development and maintenance. Micro Sistemas holds an agreement for the use and development of the electronic wallet platform.

The transaction price was set at US$ 13.8 million. On the date of subscription of the shares, the Company paid US$4.8 million (US$4.3 million in cash and US$0.5 million through the delivery of government securities), and the outstanding balance will be settled in three equal annual installments.

In April, 2023, Micro Sistemas assigned to the Company the call option rights receivable over Open Pass shares granted to Micro Sistemas by certain shareholders of Open Pass, which expired on April 30, 2023.

In addition, in March, 2023, the Company set up a guarantee trust to which the Company transferred trust assets for US$ 9.1 million, which include the outstanding balance to be settled for the acquisition of the Joint Venture.

Provisions of the Ordinary and Extraordinary Shareholders’ Meeting of Telecom

At the Ordinary and Extraordinary Shareholders’ Meeting held on April 27, 2023, the shareholders of Telecom decided, among other:

(i)       To approve the Board of Directors’ proposal stated in current currency as of March 31, 2023 using the National Consumer Price Index pursuant to CNV Resolution No. 777/18 in connection with the Accumulated Deficit as of December 31, 2022 for 207,832,672,505 Argentine pesos ($253,000 in current currency as of March 31, 2023). The Board proposed: i) to reclassify to the “Contributed Surplus” 273,927,247,113 Argentine pesos ($333,458 in current currency as of March 31, 2023) resulting from the adjustment for the loss of the higher value allocated to the assets and liabilities identified and incorporated as of the date of merger, which gave rise to the creation of the Contributed Surplus, (ii) to appropriate to the “Voluntary reserve to maintain the Company's level of capital expenditures and its current solvency level” the total amount of the difference in the accumulated deficit for 66,094,574,608 Argentine pesos ($80,458 in current currency as of March 31, 2023);

(ii)          to delegate on the Board of Directors the power to reverse before December 31, 2023 the “Voluntary reserve to maintain the Company's level of capital expenditures and its current solvency level” in an amount that will allow to distribute the 2030 Global Bonds as dividends in kind for up to a nominal amount of US$473,623,896.

Distribution of dividends in kind

Pursuant to the powers delegated by the shareholders of Telecom Argentina at the Ordinary and Extraordinary Shareholders’ Meeting held on April 27, 2023, on May 3, 2023, the Board of Directors decided to partially reverse the “Voluntary reserve to maintain the Company's level of capital expenditures and its current solvency level” for $47,701 to be distributed as dividends in kind through the delivery of Global Bonds of the Argentine Republic amortizable in US dollars due on July 9, 2030 (the “2030 Global Bonds”), for a nominal value of US$ 411,214,954.

Export Development Canada (EDC)

On May 5, 2023, the Company submitted a proposal for an export credit line for a total amount of up to US$50 million to EDC, the official export credit agency of Canada.

The funds received will be used to finance up to 100% of the payments due to Nokia Solutions and Networks Oy and/or Nokia Spain S.A., delivered during August 30, 2022 to November 1, 2024.

As of the date of these unaudited consolidated financial statements, the Company has not received any disbursement related to the aforementioned credit line.

Carlos Moltini

Chairman of the Board of Directors

OPERATING AND FINANCIAL REVIEW AND PROSPECTS AS OF MARCH 31, 2023

(In millions of Argentine pesos or as expressly indicated)

1.	General considerations

As required by CNV regulations, the Company has prepared its unaudited consolidated financial statements as of March 31, 2023 under IFRS.

As provided under Resolution No. 777 issued by the CNV on December 28, 2018, this Report discloses the comparative balances, restated to current currency as of March 31, 2023.

The table below shows the evolution of the National Consumer Price Index (National CPI with the characteristics identified in Note 1.d) to the unaudited consolidated financial statements) of the last years and as of March 31, 2023 and 2022 according to official statistics (INDEC) and the Banco Nación US dollar exchange rate used for the preparation of this operating and financial review and prospects and the accompanying unaudited financial statements:

	As of March 31, 2022	As of December 31, 2022	As of March 31, 2023

National Consumer Price Index (National CPI) (December 2016=100)	676.06	1,134.59	1,381.16

Variation in prices
Annual	55.1%	94.8%	104.3%
Accumulated 3 months	16.1%	n/a	21.7%

Banco Nación US$/$ exchange rate	111.01	177.16	209.01

Variation in the exchange rate
Annual	20.7%	72.5%	88.3%
Accumulated 3 months	8.1%	n/a	18.0%

2.	Telecom’s activities for the three-month periods ended March 31, 2023 (“1Q23”) and 2022 (“1Q22”)

The Company believes that the presentation of the measure “adjusted EBITDA” provides investors and financial analysts with appropriate information that is relevant to understanding the Company’s performance. Moreover, adjusted EBITDA is one of the key performance measures used by Management for monitoring the Company’s profitability and financial position, at consolidated levels.

			Variation
	1Q23	1Q22	$	%
Revenues	214,818	239,787	(24,969)	(10.4)
Employee benefit expenses and severance payments	(51,669)	(49,477)	(2,192)	4.4
Interconnection and transmission costs	(6,408)	(7,328)	920	(12.6)
Fees for services, maintenance, materials and supplies	(25,185)	(25,602)	417	(1.6)
Taxes and fees with the Regulatory Authority	(16,542)	(18,336)	1,794	(9.8)
Commissions and advertising	(12,517)	(13,126)	609	(4.6)
Cost of equipment and handsets	(9,968)	(12,280)	2,312	(18.8)
Programming and content costs	(12,316)	(15,316)	3,000	(19.6)
Bad debt expenses	(6,499)	(6,535)	36	(0.6)
Other operating expenses	(8,668)	(8,657)	(11)	0.1
Adjusted EBITDA	65,046	83,130	(18,084)	(21.8)
Depreciation, amortization and impairment of fixed assets	(68,136)	(80,562)	12,426	(15.4)
Operating income (loss)	(3,090)	2,568	(5,658)	n/a
Earnings from associates	425	245	180	73.5
Debt financial results	8,916	29,629	(20,713)	(69.9)
Other financial results, net	10,459	16,011	(5,552)	(34.7)
Income before income tax	16,710	48,453	(31,743)	(65.5)
Income tax benefit	11,773	57	11,716	n/a
Net income	28,483	48,510	(20,027)	(41.3)

Attributable to:
Controlling Company	27,759	48,063	(20,304)	(42.2)
Non-controlling interest	724	447	277	62
	28,483	48,510	(20,027)	(41.3)
Basic and diluted earnings per share attributable to the Controlling Company (in Argentine pesos)	12.89	22.32

In relation to the economic performance, adjusted EBITDA amounted to $65,046 in 1Q23, representing 30.3% of consolidated revenues. Depreciation, amortization and impairment of fixed assets totaled $68,136, consequently, the operating loss for 1Q23 amounted to $3,090. Financial results were positive and amounted to $19,375 and income tax benefit amounted to $11,773, consequently, net income amounted to $28,483.

I

•	Revenues

			Variation
	1Q23	1Q22	$	%
Mobile Services	87,610	92,704	(5,094)	(5.5)
Internet Services	47,017	51,571	(4,554)	(8.8)
Cable Television Services	39,909	46,947	(7,038)	(15.0)
Fixed and Data Services	24,501	30,279	(5,778)	(19.1)
Other services revenues	1,745	1,955	(210)	(10.7)
Subtotal Services revenues	200,782	223,456	(22,674)	(10.1)
Equipment revenues	14,036	16,331	(2,295)	(14.1)
Total Revenues	214,818	239,787	(24,969)	(10.4)

During 1Q23 consolidated revenues decreased 10.4% (-$24,969 vs. 1Q22) amounting to $214,818.

Albeit the greater demand for services, consolidated revenues decreased mainly due to the fact that the inflation rate for the last twelve months amounted to 104.3% and the Company did not transfer the totality of this inflation to its prices.

Services revenues amounted to $200,782 in 1Q23 (-10.1% vs. 1Q22) and represent 93.5% of consolidated revenues. Mobile Services revenues amounted to $87,610 in 1Q23 (-$5,094 vs. 1Q22), Internet Services revenues amounted to $47,017 in 1Q23 (-$4,554 vs. 1Q22), Cable Television Services revenues amounted to $39,909 in 1Q23 (-$7,038 vs. 1Q22) and Fixed and Data Services revenues amounted to $24,501 in 1Q23 (-$5,778 vs. 1Q22). Equipment revenues decreased 14.1%, amounting to $14,036 in 1Q23 and represent 6.5% of consolidated revenues.

Consolidated Revenues include $14,510 and $129,207 in 1Q23 and 1Q22, respectively, related to the effect generated by the restatement in current currency as of March 31, 2023.

Mobile Services

Mobile Services revenues amounted to $87,610 in 1Q23 (-$5,094 or – 5.5% vs. 1Q22), being the main business in term of service revenues (43.6% and 41.5% of services revenues in 1Q23 and 1Q22, respectively).

The effect generated by the restatement in current currency as of March 31, 2023 included in mobile services revenues amounted to $6,092 and $49,937 in 1Q23 and 1Q22, respectively.

Mobile services revenues in Argentina amounted to $81,109 in 1Q23 (-$3,734 or -4.4% vs. 1Q22), due to a decrease of 6.2% in the average revenue per user (“ARPU”), partially offset by an increase of 1.6% in the number of customers.

Mobile services customers in Argentina amounted to 20.5 million and 20.2 million as of March 31, 2023 and 2022, respectively. The main ratios related to the services provided to these customers were:

•	As of March 31, 2023 58% of total customers are prepaid customers, and 42% consist of postpaid customers, compared to 59% and 41% respectively, as of March 31, 2022.

•	Mobile internet services revenues represent 92% of Personal’s customer total services revenues as of March 31, 2023, compared to 86% as of March 31, 2022.

•	The monthly ARPU amounted to $1,307.4 in 1Q23 (vs. $1,394.3 in 1Q22), representing a decrease of 6.2%. The effect generated by the restatement in current currency as of March 31, 2023 included in ARPU amounted to $80.7 and $749.5 in 1Q23 and 1Q22, respectively.

•	The average churn rate per month amounted to 1.7% in 1Q23 (vs. 2.3% average in 1Q22).

Regarding infrastructure, the Company continued to enhance the mobile Internet experience of its customers through the deployment of its 4G and 4G+ network throughout the country, reaching more than 14.8 million customers with 4G devices. The traffic carried by 4G technologies during 1Q23 corresponds to 96.5% of the total traffic.

Telecom has been preparing to receive 5G technology by expanding the coverage, availability and capacity of the network through a technological reconversion and continuing the deployment of 4G. As of 1Q23, 182 sites (39 during 1Q23) with 5G DSS mobile antennas were enabled in Buenos Aires, Rosario, the Atlantic Coast, Córdoba, Santa Fe, Corrientes, Posadas, Paraná, among other localities, with the aim of preparing the technical and regulatory conditions that allow the full development of the 5G network.

Mobile services revenues generated in Paraguay amounted to $6,501 in 1Q23 (-$1,360 or – 17.3% vs. 1Q22) due to decrease in ARPU in current currency, partially offset by the appreciation of the Guaraní against the Argentine peso.

II

The main ratios related to the mobile services in Paraguay were:

•	Núcleo's mobile customers amounted to 2.3 million as of March 31, 2023. As of March 31, 2023, 79% of total customers consist of prepaid customers and 21% consist of postpaid customers. As of March 31, 2022, 81% of total customers consist of prepaid customers and 19% consist of postpaid customers.

•	The monthly ARPU amounted to $960 in 1Q23 (vs. $1,291.6 in 1Q22), representing a 25.7% decrease.

•	The average churn rate per month amounted to 2.6% in 1Q23 (vs. 2.9% in 1Q22).

Internet Services

Internet services revenues amounted to $47,017 in 1Q23 (-$4,554 or – 8.8% vs. 1Q22) driven mainly by the 6.5% decrease in broadband ARPU, which amounted to $3,641 in 1Q23 (vs. $3,894.9 in 1Q22). The effect generated by the restatement in current currency as of March 31, 2023 included in ARPU amounts to $230.2 and $2,097.8 in 1Q23 and 1Q22, respectively.

The customer base in 1Q23 amounted to 4.1 million subscribers, remaining approximately at the same level as 1Q22. Internet services churn rate per month amounted to 1.7% and 1.5% as of March 31, 2023 and 2022, respectively.

In connection with initiatives to continue developing the experience of fixed internet service customers, Personal doubled the internet speed to all its residential customers (with HFC, FTTH technology), going from 50 Mb to 100 Mb, from 100 Mb to 300 Mb and from 300 Mb to 500 Mb, and the lowest speeds went to 50 Mb. This process was carried out free of charge, without any additional management by customers. More than three million customers received an increase in the speed of their contracted service without modifying their commercial conditions.

Customers with service of 100 Mb or higher represented 81% and 37% of the total customer base as of March 31, 2023 and 2022, respectively. Within this range there are customers who have plans of 100 Mb or higher, that as of March 31, 2023 amounted to 3.3 million, an increase of 112.8% as a whole compared to 1Q22.

The effect generated by the restatement in current currency as of March 31, 2023 included in Internet Services revenues amounts to $3,179 and $27,798 in 1Q23 and 1Q22, respectively.

Cable Television Services

Cable Television Services revenues amounted to $39,909 in 1Q23 (-$7,038 or - 15% vs. 1Q22). The variation is mainly due to a 13.5% decrease in ARPU, amounting to $3,728.3 in 1Q23 (vs. $4,311.1 in 1Q22). The effect generated by the restatement in current currency as of March 31, 2023 included in ARPU amounts to $250.6 and $2,323.9 in 1Q23 and 1Q22, respectively.

The effect generated by the restatement in current currency as of March 31, 2023 included in Cable television services revenues amounts to $2,640 and $25,299 in 1Q23 and 1Q22, respectively.

Subscriber base in Argentina remains stable amounting to 3.2 million customers as of March 31, 2023, of which 1.3 million are subscribed to Flow. Premium services subscribed as of 1Q23 amounted to 2.5 million. Churn rate per month of Cable television services positioned into 1.8% and 1.3% as of March 31, 2023 and 2022, respectively.

Fixed Telephony and Data Services

Fixed Telephony and Data Services revenues amounted to $24,501 in 1Q23 (-$5,778 or – 19.1% vs. 1Q22).

The monthly ARPU of fixed telephony services amounted to $1,618.3 in 1Q23 (vs. $1,983.5 in 1Q22). The effect generated by the restatement in current currency as of March 31, 2023 included in ARPU amounts to $112.9 and $1,147 in 1Q23 and 1Q22, respectively.

The effect generated by the restatement in current currency as of March 31, 2023 included in Fixed and Data Services revenues amounts to $1,670 and $16,306 in 1Q23 and 1Q22, respectively.

The B2B segment developed new solutions to help companies to boost their business and continue to evolve digital transformation in this new context.

Equipment

Equipment revenues amounted to $14,036 in 1Q23 (-$2,295 or – 14.1% vs. 1Q22). This variation is mainly due to a decrease in handsets sold as compared to 1Q22 and the fact that the Company did not transfer all of the year’s inflation to its prices.

The effect generated by the restatement in current currency as of March 31, 2023 included in Equipment revenues amounts to $841 and $8,820 in 1Q23 and 1Q22, respectively.

III

•	Adjusted EBITDA

Operating costs without depreciation, amortization and impairment of fixed assets totaled $149,772 in 1Q23, which represents a decrease of $6,885 or -4.4% compared to 1Q22. These lower costs are mainly associated with the decrease in Programming and content costs, Cost of equipment and handsets, Taxes and fees with the Regulatory Authority, Interconnection and transmission costs, Fees for services, maintenance, materials and supplies, Commissions and advertising, and Bad debt expenses, partially offset by higher Employee benefit expenses and severance payments. The headcount as of 1Q23 totaled 21,681 employees.

The effect generated by the restatement in current currency as of March 31, 2023 included in operating costs amounts to $11,040 and $85,700 in 1Q23 and 1Q22, respectively.

Therefore, consolidated Adjusted EBITDA amounted to $65,046 in 1Q23, representing a decrease of $18,084 or 21.8% as compared to 1Q22. Adjusted EBITDA represented 30.3% and 34.7% of total consolidated revenues in 1Q23 and 1Q22, respectively.

Consolidated Adjusted EBITDA generated by the rendering of services amounted to $60,978 in 1Q23, compared to $79,079 in 1Q22 (-$18,101 or -22.9% vs. 1Q22). Consolidated Adjusted EBITDA generated by the sale of equipment amounted to $4,068 in 1Q23, compared to $4,051 in 1Q22 ($17 or 0.4% vs. 1Q22).

Depreciation, amortization and impairment of fixed assets

Depreciation, amortization and impairment of fixed assets amounted to $68,136 in 1Q23 (-$12,426 or -15.4% vs. 1Q22).

The charge of the period includes the impact of the amortization of the CAPEX subsequent to March 31, 2022, partially offset by the effect of those assets that ended their useful life after that same date.

The effect generated by the restatement in current currency as of March 31, 2023 included in depreciation, amortization and impairment of fixed assets amounts to $49,348 and $66,322 in 1Q23 and 1Q22, respectively.

•	Operating income (loss)

Operating loss amounted to $3,090 in 1Q23, representing -1.4% of consolidated revenues in 1Q23, while in 1Q22 it was an operating income of $2,568 (1.1% of consolidated revenues).

•	Financial results, net

			Variation
	1Q23	1Q22	$	%
Interests on financial debts	(3,058)	(537)	(2,521)	469.5
Foreign currency exchange gains on financial debts	12,286	30,166	(17,880)	(59.3)
Financial debt renegotiation results	(312)	-	(312)	n/a
Total debt financial results	8,916	29,629	(20,713)	(69.9)
Other exchange differences	(814)	(119)	(695)	584.0
Losses on operations with notes and bonds	(2,848)	(5,428)	2,580	(47.5)
Other interests, net and other investments results	1,283	856	427	49.9
RECPAM	16,018	24,352	(8,334)	(34.2)
Other	(3,180)	(3,650)	470	(12.9)
Total other financial results, net	10,459	16,011	(5,552)	(34.7)
Total financial results, net	19,375	45,640	(26,265)	(57.5)

We incurred in a financial gain, net of $19,375 in 1Q23 (vs. a gain of $45,640 in 1Q22). Financial Results, net in 1Q23 mainly include (i) foreign exchange gains measured in real terms of $11,472 as a result of a 18.0% devaluation of the Argentine peso against the US dollar vs. a 21.7% inflation (vs. a gain of $30,047 in 1Q22– 8.1% devaluation of the Argentine peso against the US dollar vs. a 16.1% inflation), and the effect generated by the restatement in current currency, which amounted to a gain of $16,018 (vs. a gain of $24,352 in 1Q22). These effects are partially offset by losses of (i) operations with notes and bonds of $2,848 (vs. a loss of $5,428 in 1Q22), (ii) interest on financial debts, measured in real terms, of $3,058 (vs. a loss of $537 in 1Q22) (iii) financial debt renegotiation results of $312, and (iv)other financial results of $1,897.

•	Income tax benefit

Telecom’s income tax includes the following effects: (i) the current tax payable pursuant to tax legislation applicable to Telecom, and (ii) the effect of applying the deferred tax method on temporary differences arising out of the Company’s asset and liability valuation according to tax versus financial accounting criteria, including the income tax inflation effect.

Income tax benefit amounted to $11,773 in 1Q23 vs. $57 in 1Q22. It includes the following effects: (i) current tax expenses, Telecom´s generated $80 tax expense in 1Q23 (vs. expense of $22,405 in 1Q22), (ii) regarding the deferred tax in 1Q23, Telecom recorded a deferred tax gain of $11,853 (vs. a gain of $22,462 in 1Q22).

IV

•	Net income

Telecom Argentina recorded a net income of $28,483 in 1Q23 (vs. a net income of $48,510 in 1Q22) and represents 13.3% of consolidated revenues (vs. 20.2% in 1Q22). Net income recorded in 1Q23 is mainly due to the financial gains, net amounting to $19,375 and income tax benefit amounting to $11,773.

Net income attributable to controlling shareholders amounted to $27,759 in 1Q23 vs. an income of $48,063 in 1Q22.

•	Financial position, net

Consolidated financial position analysis
	March 31,	December 31,
	2023	2022	Variation
Financial assets – current	91,864	59,091	32,773
Financial assets – non-current	83	245	(162)
Total financial assets	91,947	59,336	32,611

Borrowings – current	(180,802)	(163,561)	(17,241)
Borrowings - non current	(389,068)	(407,594)	18,526
Total borrowings	(569,870)	(571,155)	1,285

Financial liabilities, net – current	(88,938)	(104,470)	15,532
Financial liabilities, net - non current	(388,985)	(407,349)	18,364
Total financial liabilities, net	(477,923)	(511,819)	33,896

The consolidated financial position, net (that is: Cash and cash equivalents plus Financial investments and IFD less Borrowings) is debt and amounted to $477,923 as of March 31, 2023, which represents a decrease of $33,896 compared to December 31, 2022.

•	CAPEX in PP&E and Intangible Assets and Rights of use assets additions

CAPEX and Rights of use assets additions composition 1Q23 and 1Q22 is as follows:

	In millions of $		Variation
	1Q23	1Q22	$	%
PP&E	24,339	32,344	(8,005)	(24.7)
Intangibles assets	1,035	1,438	(403)	(28.0)
Total CAPEX	25,374	33,782	(8,408)	(24.9)
Rights of use assets	9,154	4,591	4,563	99.4
Total	34,528	38,373	(3,845)	(10.0)

The Company and its subsidiaries’ main CAPEX projects are related to the expansion of cable TV and internet services in order to improve the transmission and speed offered to customers; the deployment of 4G and the expansion of 5G services to support the growth of mobile Internet services, improvement of the quality service together with the launch of innovative Value-Added Services (“VAS”).

In terms of infrastructure, during 2023 we continued to improve the services we provide by deploying the 4G / LTE network, together with the technological reconversion of our 2G / 3G networks to 4G and LTE, and the deployment of fiber optics to connect homes with Broadband, which also had an impact on fixed and data network. The deployment of 4G / LTE reached a coverage of 96% of urban population, in 1,947 localities as of March 31, 2023. Additionally, we reached a coverage of 98% of the population of major cities of Argentina, as of that date. Our customers with access to our 4G network perceive a better service experience, primarily with faster speeds that reach 300 Mbps, with capacity to reach speeds of 1,000 Mbps. On the other hand, approximately 33% of the calls are made by Volte, a technology that allows making and receiving voice calls over the 4G Network with substantial improvements in audio and video quality.

Additionally, we continued to deploy the mobile sites connectivity in order to achieve better quality and capacity, replacing radio links with high capacity fiber optics connections. Finally, the plan to connect remote and low-density areas through satellite backhaul continued.

V

3.	Summary of comparative consolidated statements of financial position

		March 31,
	2023	2022	2021	2020	2019
Current assets	175,105	176,847	225,323	291,090	263,465
Non-current assets	1,934,066	2,355,466	2,485,003	2,537,665	2,546,928
Total assets	2,109,171	2,532,313	2,710,326	2,828,755	2,810,393
Current liabilities	359,913	382,801	377,135	415,353	362,536
Non-current liabilities	732,534	800,468	912,639	897,248	726,943
Total liabilities	1,092,447	1,183,269	1,289,774	1,312,601	1,089,479
Equity attributable to the Controlling Company	996,389	1,329,017	1,396,704	1,493,630	1,697,022
Equity attributable non-controlling interest	20,335	20,027	23,848	22,524	23,892
Total Equity	1,016,724	1,349,044	1,420,552	1,516,154	1,720,914
Total liabilities and equity	2,109,171	2,532,313	2,710,326	2,828,755	2,810,393

4.	Summary of comparative consolidated income statements

	1Q23	1Q22	1Q21	1Q20	1Q19
Revenues	214,818	239,787	261,573	283,696	297,135
Operating costs	(217,908)	(237,219)	(244,502)	(257,634)	(267,003)
Operating income (loss)	(3,090)	2,568	17,071	26,062	30,132
Earnings from associates	425	245	259	415	691
Financial results, net	19,375	45,640	21,455	(6,889)	709
Income before income tax expense	16,710	48,453	38,785	19,588	31,532
Income tax benefit (expense)	11,773	57	(10,229)	(7,653)	(22,957)
Net income	28,483	48,510	28,556	11,935	8,575
Other comprehensive income (loss), net of tax	(898)	(3,359)	171	(5,596)	(3,629)
Total comprehensive income	27,585	45,151	28,727	6,339	4,946
Attributable to Controlling Company	26,984	45,448	27,784	7,048	5,244
Attributable to non-controlling interest	601	(297)	943	(709)	(298)

5.	Summary of comparative consolidated statements of cash flow

	1Q23	1Q22	1Q21	1Q20	1Q19
Net cash flows provided by operating activities	53,141	75,086	87,316	72,907	104,024
Net cash flows used in investing activities	(61,279)	(77,294)	(43,791)	(52,292)	(56,564)
Net cash flows provided by (used in) financing activities	2,510	1,896	(8,299)	14,180	(12,103)
Net foreign exchange differences and RECPAM on cash and cash equivalents	(1,534)	(2,821)	(1,281)	(321)	4,168
Total cash and cash equivalents (used) provided during the period	(7,162)	(3,133)	33,945	34,474	39,525

6.	Statistical data (in physical units in index-term)

	03.31.23	03.31.22	03.31.21	03.31.20	03.31.19
Cable TV Subscribers (i)	97.2%	101.2%	100.8%	100.1%	97.6%
Internet Access (ii)	100.5%	104.3%	102.3%	100.3%	101.3%
Fixed telephony services lines (ii)	77.6%	81.5%	82.9%	84.9%	91.0%
Personal Mobile telephony services lines (ii)	107.9%	106.2%	99.0%	99.3%	95.6%
Núcleo’s customers (ii)	104.3%	100.0%	96.4%	98.9%	97.5%

(i)	Base December 2013= 100
(ii)	Base December 2017= 100

7.	Consolidated ratios

	03.31.23	03.31.22	03.31.21	03.31.20	03.31.19
Liquidity (1)	0.49	0.46	0.60	0.70	0.73
Solvency (2)	0.93	1.14	1.10	1.16	1.58
Locked-up capital (3)	0.92	0.93	0.92	0.90	0.91

1)	Current assets/Current liabilities.
2)	Total equity/Total liabilities.
3)	Non-current assets/Total assets.

8.	Outlook

Telecom begins the year 2023 with a renewed commitment to continue offering customers the best comprehensive ecosystem of digital, connectivity, and entertainment services aimed at enhancing their everyday activities and allowing individuals, companies, governments, and institutions to expand opportunities, through technology and digital transformation.

VI

To fulfill this commitment, it is necessary to consolidate the sustainability of the Company’s operations, which are affected by the macroeconomic variables of Argentina. Once again, it is essential to focus on the optimization of processes and efficiencies, in order to face a complex circumstantial scenario, characterized by unpredictability, inflation acceleration, exchange rate instability, and increased interest rates, in addition to difficulties in accessing the foreign exchange market for the purchase of technological equipment, among others, due to the scarcity of foreign exchange in the country.

Despite sustained efforts to mitigate the impact of these variables on Telecom's economic and financial results, the Company, like other links in the value chain of the ICT industry, requires constant equalization between its sources of revenues in pesos and the need to make intensive dollarized investments for infrastructure deployment and systems development. This challenge, which we have been facing over the last few years, has recently intensified and generated an even more complex scenario for the immediate future.

However, Telecom has an ongoing investment plan, which encourages the commitment and development of the country. Despite the unfavorable macroeconomic context at a regional and global level, the Company has been maintaining high levels of investment, necessary not only to grow but also to maintain the quality of service it provides to its more than 30 million customers.

On the other hand, there is still an uncertain scenario for ICT companies generated by Emergency Decree No. 690/20, whereby the National Executive Branch declared ICT Services as public services subject to competition. In this context, the injunction ordering the suspension of the application of the Emergency Decree for a period of six months is in force until September 2023.

Throughout its track-record, the Company has built a solid financial profile with high credibility in the capital market, both locally and internationally, which allows us to continue obtaining financing, even in a context of a credit crunch in the country and the tightening of financial conditions worldwide.

During 2023, the Company will continue to analyze the evolution of international markets in search of financing opportunities in line with its financial strategy, and access local capital markets and/or apply for bank loans with local entities to meet its financial needs and drive the investment plan.

Telecom will continue to consolidate its position as a leader in digital services, developing talent for this industry, eager to continue building the services of the future. In this sense, the Company accompanies the evolution toward a Tech-Co with regional reach, investing in the reconversion of digital skills, through the reskilling of its employees’ hard and soft skills, implementing agile methodologies and promoting a collaborative leadership model. This contributes to strengthening the digital mindset that the Company requires today, which is also reflected in new digital business products and services, using technologies such as the internet of things (IoT), smarthome, cybersecurity, and fintech solutions, the latter through Personal Pay.

In this sense, the Company continues with the evolution of its operating model, with technological enablers that provide innovation, such as automation processes, artificial intelligence, cloudification and management of big data, to continue scaling the digitization of operations in an efficient and agile way.

In line with its purpose, the Company will continue to drive the growth of the digital economy, expand talent, and accompany the evolution of various variables such as energy efficiency, which are pillars of sustainable management. Along this path, we continue to build the future.

Carlos Moltini

Chairman of the Board of Directors

VII

CORPORATE INFORMATION

•	INDEPENDENT AUDITORS Price Waterhouse & Co S.R.L. (member of PricewaterhouseCoopers)

BYMA

	Market quotation ($/share)		Volume of shares
Quarter	High	Low	traded (in millions)
1Q22	235.05	192.50	3.6
2Q22	246.90	202.60	4.2
3Q22	298.85	234.55	7.8
4Q22	368.80	241.05	9.8
1Q23	499.50	332.25	8.4

NYSE*

	Market quotation (US$/ADR)		Volume of ADRs
Quarter	High	Low	traded (in millions)
1Q22	6.01	4.82	7.3
2Q22	6.58	4.51	6.9
3Q22	5.00	3.82	7.8
4Q22	5.45	3.85	6.7
1Q23	6.70	4.24	8.2

* Calculated at 1 ADR = 5 shares

•	INVESTOR RELATIONS for information about Telecom Argentina S.A., please contact:

In Argentina
Telecom Argentina S.A.
Investor Relations Division
General Hornos 690
(1272) Autonomous City of Buenos Aires
Argentina
https://inversores.telecom.com.ar/ar/es/contacto.html

Outside Argentina
JPMorgan Chase Bank N.A.
383 Madison Avenue, Floor 11.
New York, NY10179 Attn: Depositary Receipts Group Tel: +1 212 622 5935

•	INTERNET http://institucional.telecom.com.ar/inversores/

•	DEPOSIT AND TRANSFER AGENT FOR ADSs

JPMorgan Chase Bank N.A.
383 Madison Avenue, Floor 11
New York, NY10179
Attn: Depositary Receipts Group adr@jpmorgan.com – www.adr.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telecom Argentina S.A.
Date:	May 11, 2023	By:	/s/ Luis F. Rial Ubago
			Name:	Luis F. Rial Ubago
			Title:	Responsible for Market Relations